UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2025

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Officers and Directors

On July 16, 2025, Guardforce AI Co., Limited (the “Company”) announced that it would officially launch its smart solutions during a high-profile rebranding event hosted by its subsidiary, Guardforce Cash Solutions Security (Thailand) Company Limited (“GFCS”), on Friday, July 25, 2025, in Bangkok, Thailand. Later in the month, on July 28, 2025, the Company announced the successful launch of its smart solutions and AI applications at the rebranding event hosted by GFCS on July 25, 2025, in Bangkok, Thailand.

This report on Form 6-K and the attached Exhibits 99.1 and 99.2 are incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission on January 5, 2022, (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Securities and Exchange Commission on February 9, 2022, and (iii) the prospectus dated June 14, 2022 contained in the Company’s post-effective Amendment No. 1 to the Form F-1 registration statement on Form F-3 (SEC File No. 333-258054) declared effective by the Securities and Exchange Commission on June 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release titled “Guardforce AI to Launch New Tech-Focused Strategy for Thai Subsidiary to Drive Future Growth with Smart Solutions,” dated July 16, 2025
99.2	Press Release titled “Guardforce AI Implements Smart Solutions and AI Applications in Thailand,” dated July 28, 2025

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